Oro Capital Corporation
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, DC 20549

Re:	Oro Capital Corporation, Inc. Amendment Number 1 to Registration Statement on Form S-l Filed November 21, 2012 File No. 333-185103

Dear Mr. Reynolds, et. al.

Thank you for your comment letter dated December 18, 2012.

We have amended our registration statement and provided the requested information.  For the convenience of the Staff, we have restated each comment with our response below.

Further, we have emailed a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

General

1.
Since you appear to qualify as an "emerging growth company," as defined in theJumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have added Risk Factors 18 through 21 to describe the effect of the JOBS Act.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There have been no written or other communications presented to potential investors or broker dealers to date.

3.
Currently it is unclear what pages and disclosure are intended to serve as your registration statement cover page versus your prospectus cover page. For commenting purposes, we have assumed page two is your registration statement cover page and page three is your prospectus cover page. Please review and confirm that all required information is included on the appropriate page.

Response: We have amended these pages to clarify the cover page.

4.	Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Response: Mr, Aaron has not visited the site. We have added disclosures that he has relied entirely on third parties in this regard.

Registration Statement Cover Page

5.	Please relocate the legend required by Rule 473 of Regulation C to the cover of your registration statement. See Item 501(a) of Regulation S-K.

Response:  We have relocated the legend.

6.	Please provide the date of the prospectus. See Item 501(a)(9) of Regulation S-K.

Response:  We have added the date.

7.
Please revise to disclose that the total gross proceeds assumes you will sell all of the shares in the offering and that you may realize only nominal proceeds in the offering. Also, your response to Item 13 of Form S-l suggests $57,679 in offering-related expenses while your cover page uses $6,000 and the Use of Proceeds estimates expenses at $10,000. Please present offering-related expenses consistently throughout your document.

Response:  We have added this to the calculation of registration fee and eliminated the inconsistency in the offering expenses.

Prospectus Summary

8.	Page seven includes Summary information that is substantially similar to the information starting on page four. Please include only one Summary.

Response:  We have deleted the second Summary.

9.	Please remove the reference to "additional information or documents to verify or supplement the information ..." Your prospectus should be complete in all material respects.

Response:  We have deleted the reference.

10.
Please revise your Summary to briefly disclose the amount of funds necessary to commence your exploration activities and discuss your plans in the event that the proceeds raised are insufficient to start exploring. In addition, please disclose your intention to repay related party loans with the proceeds.

Response:  We have added discussions and a chart explaining the funds.

11.
The disclosure on page five indicates the number of shares being registered represents approximately 80% of the total common stock outstanding. Later, on page 42 you suggest that the shares being registered represent 50%. Please advise how these figures were calculated and ensure consistency throughout.

Response: We have revised these figures throughout the registration statement.

12.
Please provide us with the basis of management's belief "that there may be quantities of diamond bearing kimberlite bodies within the parcel based on a report from Duncan, Bain & Associates ..." or remove the statement.

Response:  We have deleted that sentence along with the adjoining paragraph.

Risk Factors, page 8

13.
Please substantially revise your risk factors to eliminate generic risk factors that would apply to any company and appropriately tailor the discussion to your company and offering. For example we note references to Peru when you do not have any operations there, while you do not mention your existing indebtedness or the going-concern opinion received from your auditor.

Response:  We have revised our risk factors and eliminated the preamble paragraphs that included mostly generic risks.

Management's Discussion and Analysis and Plan of Operation, page 14

14.	Please provide a management's discussion and analysis that meets the requirements of Item 303 of Regulation S-K.

Response: We have included a new section on M D & A, along with updated financials.

15.
Considering your minimal cash and liquidity as of July 31, 2012, please revise to disclose the cash requirements for the next twelve months and how you plan to fund your operations for next twelve months as required by Item 303(a) of Regulation S- K, including any ramifications if such plans are not realized.

Response:   We have disclosed the cash requirements for the next twelve months and how our plans to fund our operations for next twelve months as required by Item 303(a) of Regulation S- K, including any ramifications if such plans are not realized in our MD&A.

Use of Proceeds, page 14

16.
Please present your use of proceeds information assuming you raise various amounts, such as 25%, 50% and 75%. Also, please explain the order of priority of your use of proceeds, particularly as it relates to the repayment of loans and the commencement of exploration activities.

Response:  We have added the breakdown of use of proceeds.

17.	Please clarify why you include offering expenses of $15,000 in your use of net proceeds on page 15 instead of adding it to the 10,000 in offering expenses on page 14.

Response:  We have deleted the offering expenses from the net proceeds.

18.	Please disclose the material terms associated with the loan being repaid. See Instruction 4 to Item 504 of Regulation S-K.

Response:  We added a new footnote to the Use of Proceeds to show a demand note, without interest, to our sole director.

Dilution, page 16

19.	Please present your dilution assuming you raise various amounts, such as 25%, 50%, and 75%.

Response:  We have added a chart showing the various amounts.

20.	Please clarify the references to capital contributions on page 17. Also, please reconcile the reference to "Number of shares after offering held by public investors" with the size of your offering.

Response: We have conformed the numbers throughout the offering.

21.
We note your disclosure that upon completion of the offering, the pro forma net tangible book value will be $26,206 or $ .004 per share. Based on the net proceeds from the offering of $30,000 as disclosed on page 14, it appears to us your net tangible book value after the offering would be $16,000 or $0.00 per share. Please revise or advise.

Response:  We have changed the net figure to 0.

Plan of Distribution: Terms of the Offering, page 17

22
On page 20 you state you will not accept any money until the registration statement is declared effective. To the extent you maintain this disclosure, please ensure it mirrors the language in Section 5 of the Securities Act which addresses sales of securities and not simply accepting money.

Response:  We have adjusted the language in an attempt to mirror Section 5.

23.	Please file a copy of the subscription agreement referred to on page 20.

Response:  A copy of the Subscription Agreement is attached as an exhibit.

Description of Business, page 20

24.
Please revise to address Item 101 (h)(4)(xii) of Regulation S-K. Also, please revise to state the approximate number of hours per week Mr. Aaron works for the registrant and clarify any material challenges and related practices in light of the apparent South African base for Canadian operations.

Response:  We have added a discussion to this section and added another section regarding “Certain Transactions with Officers and Directors.”

Claim Information and Property Ownership, Page 25

25.
We note you are subject to permitting requirements of the Saskatchewan Environment and Resource Management. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please define your reclamation and closure obligations and requirements.

Response:  We have added asummary of the permitting process and requirements in Saskatchewan.

26.	Please provide a description of all interests in your properties, including the terms of all underlying agreements and royalties, such as the royalty due Duncan Bain as part of the purchase agreement.

Response:  We have added a discussion of the terms of the acquisition agreement.

History, page 29

27
We note your disclosure in this section, referring to reserves associated with other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any reserves, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Response:  We have removed the discussion relating to nearby claims and other claims except our own.

Conclusions and Recommendations, page 36

28.
We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

Response:  We have added a description of the QA/QC protocols.

29.
Please disclose that you purchased your claim from Duncan Bain and disclose the material terms of your agreement, including your obligation to pay royalties and the residual interests in favor of Mr. Bain.

Response: We have added a paragraph regarding the terms of our purchase from Mr. Bain.

30.	Please provide updated disclosure for the data under "Our Industry" and revise to clearly disclose the source of the data.

Response:  We have updated these disclosures.

31	Please revise your Use of Proceeds to reflect the $3,072 annual assessment payable to the Saskatchewan government.

Response:  We have made the revision and revised our Use of Proceeds to reflect the net proceeds.

32.	Please disclose the timeframe of each phase of your exploration program and discuss when exploration will begin.

Response:  We have expanded the discussion to clarify the time frames.

Directors and Officers, page 39

33.
Please provide the disclosure required by Item 401 of Regulation in necessary detail. We note, for example, you refer to Mr. Aaron's "roles with several companies" without disclosing his roles, the companies, or the dates which Mr. Aaron was associated with the company.

Response:  We have expanded the description of Mr. Aaron’s background in this section.

34	Please clarify whether you have any employment agreements with named executive officers. In this respect we note the reference on page 40 to "any other employment agreements."

Response: We have deleted the word “other” to clarify this statement.

35.
Please include the disclosure required by Item 404 of Regulation S-K. In this respect we note the $15,000 due to a director reflected on your balance sheet and footnote six to your financial statements.

Response: We have added a new Section entitled “Certain Transactions with Officers and Directors” and a discussion of the arrangements for the loans and advancements, including the terms of their repayment.

Description of Capital Stock, page 42

36.
On page 42 you refer investors to your Articles, Bylaws, and the applicable statutes of the State of Nevada for a more complete description. Please revise to indicate you have summarized all material provisions of your Articles, Bylaws and the State of Nevada.

Response: We have added material to this section and changed the statement to reflect that we have summarized all material provisions of the Articles, Bylaws and applicable law.

Interest of Named Experts and Counsel, page 43

37.	Please update to reflect that Charles Barkley, not JPF Securities, LLC, is passing upon the validity of the securities being issued.

Response: We have made the change.

Financial Statements

General

38.	Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Response:  We have added a consent that is updated.

Report of Independent Registered Public Accounting Firm, Page F-l

39
Please note that for exploration stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 29, 2010) through July 31, 2012 in addition to the annual periods already included.

Response: We have advised the auditor.

Summary of Significant Accounting Policies, Page F-6

40.
We note you refer to company as being in the development stage. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Response:  We have removed the references and reports prohibited by Guide 7.

Part II

41.	Please provide the information required by Item 701 of Regulation S-K.

Response: We have added a section regarding recent sales of securities.

42.
Please provide the undertakings required by Item 512 of Regulation S-K in the exact form specified in the rule. In this respect we note you refer to yourself as a small business issuer throughout the undertakings.

Response:  We have changed “small business issuer” to registrant.

Exhibits

Exhibit 5.1

43.
We note the assumption that the company "will keep authorized and reserved a sufficient number of shares of Common Stock to satisfy its obligations." Please remove this assumption, or advise us why it is appropriate.

Response: We have removed this statement.

44.
Please correct the text of your sentence "Based upon and subject to the foregoing ..." In this respect it is unclear why the full consideration for each share has been paid as of November 21, 2012. Similarly, "will, are" is also unclear.

Response:  We have revised the test to state that the shares are fully paid and non-assessable.

45.	Please revise to reference the state law governing your opinion.

Response:  We have added a clarification of the state law.

46.	Please revise the index to reflect that exhibit 5.1 is the opinion and not merely consent.

Response:  We have revised the index.

Exhibit 23.2

47.
Please remove the technical report attached as exhibit 23.2 and file an appropriate consent from Mr. Bain. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

Response: We have removed the report and marked the index as “Removed.”

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. We understand and accept the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanking you  in advance,

Very truly yours,

Oro Capital Corporation

By:	/s/ Danny Aaron
Danny Aaron
President and CEO